Mail Stop 3561

April 15, 2009

Thomas J. Faulk
Chief Executive Officer
Kimberly-Clark Corporation
P.O. Box 619100
Dallas, TX 75621

    **Re:**    **Kimberly-Clark Corporation**
              **Form 10-K for Fiscal Year Ended December 31, 2008**
              **Filed February 27, 2009**
              **File No. 001-00225**

Dear Mr. Faulk:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services